KH 3/13

SECURITI 15047863 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III — 617-832-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Presidential Way	Woburn	MA	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/13

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
Commission Expires Aug 4, 2017

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2104

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

Table of Contents

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chestnut Securities, Inc.

We have audited the accompanying financial statements of Chestnut Securities, Inc. (a Massachusetts corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Chestnut Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Chestnut Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information appearing on pages 12 – 14 has been subjected to audit procedures performed in conjunction with the audit of Chestnut Securities, Inc.'s financial statements. The supplemental information is the responsibility of Chestnut Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiCicco Gulman & Company LLP

Woburn, Massachusetts
March 2, 2015

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	618,821
Accounts receivable		77,925
Total assets	$	696,746

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,904
Deferred revenue		139,304
Total liabilities		153,208
Shareholder's equity:		
Common stock, no par; 1,000 shares authorized; 500 shares issued and outstanding		25,102
Additional paid-in capital		301,000
Retained earnings		217,436
Total shareholder's equity		543,538
Total liabilities and shareholder's equity	$	696,746

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Investment banking fees	$ 1,515,616
Investment income	78
Total revenues	1,515,694
Expenses:	
Administrative	1,032,542
Legal and accounting	38,500
Regulatory fees and other expenses	13,811
Total expenses	1,084,853
Net income	$ 430,841

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2013	500	$ 25,102	$ 301,000	$ (138,405)	$ 187,697
Net income				430,841	430,841
Distributions to shareholder				(75,000)	(75,000)
Balance, December 31, 2014	500	$ 25,102	$ 301,000	$ 217,436	$ 543,538

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 430,841
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Accounts receivable	45,420
Accounts payable and accrued expenses	(206)
Deferred revenue	48,055
Total adjustments	93,269
Net cash provided by operating activities	**524,110**
Cash flows from financing activities:	
Distributions to shareholder	(75,000)
Net cash used in financing activities	**(75,000)**
Net increase in cash and cash equivalents	**449,110**
Cash and cash equivalents, beginning of year	**169,711**
Cash and cash equivalents, end of year	**$ 618,821**

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms.

Subsequent Events

The Company has evaluated subsequent events through March 2, 2015, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has defined cash equivalents as money market funds and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not require collateral or charge interest on accounts receivable. No allowance for doubtful accounts was necessary at December 31, 2014.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company derives all of its revenues from the performance of investment banking services. Investment banking services include underwriting counseling, securities distribution, placement of securities and post placement consulting services. The Company also derives revenue from the oversight and analysis functions for client investment accounts held at other firms. The Company enters into contracts with clients for periods usually lasting one year or less. Revenue is recognized when fixed or determinable under the contract terms, the services are provided or ratably over the term of the contract, and collection is reasonably assured. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are also included in investment banking fees. Deferred revenue represents amounts billed or collected in advance of services being rendered.

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholder, to be treated as an S Corporation and, as a result, its shareholder includes the income or loss of the Company in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved. No state income taxes are required to be provided for in 2014.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2014.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2011. Currently, there are no income tax audits in process.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $465,613, which was $455,399 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is .33 to 1.

Note 3 - Related Party Transactions

Revenue
During 2014, the Company provided investment banking services for one client in which the shareholder has a financial interest. Investment banking fees include approximately $117,000 for these services.

Administrative Expenses
The Company has an agreement with Chestnut Partners, Inc. ("CPI"), an entity under common control, whereby CPI has agreed to fund certain administrative expenses of the Company. Under the agreement, which is renewable annually, the Company reimburses CPI for its share of the administrative expenses funded on its behalf. During 2014, the Company reimbursed CPI for administrative expenses incurred in the amount of approximately $960,000. At December 31, 2014, approximately $6,000 was due to CPI and is included in accounts payable and accrued expenses.

Note 4 - Concentrations

Revenues
Three clients represented approximately 38%, 20%, and 15%, respectively, of the Company's revenues from investment banking services during 2014. Accounts receivable at December 31, 2014 consists of approximately $78,000 due from two of these clients.

Note 5 - Supplemental Cash Flow Information

No cash was paid for interest or state income taxes in 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

Net capital	
Total shareholder's equity qualified for net capital	$ 543,538
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(77,925)
Net capital	$ 465,613
Aggregate indebtedness	$ 153,208
Computation of basic net capital requirement	
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 10,214
Percentage of aggregate indebtedness to net capital	33%
Computation of excess net capital	
Net capital	$ 465,613
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	(10,214)
Excess net capital	$ 455,399
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 465,613
Net audit adjustments	-
Net capital per above	$ 465,613

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II FOCUS report at December 31, 2014.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of SEA rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of SEA Rule 15c3-3.

SCHEDULE III

CHESTNUT SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is engaged in investment banking and carries no customer accounts on its books nor had possession of customer securities.

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chestnut Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-c3 Exemption Report, in which (1) Chestnut Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Chestnut Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Chestnut Securities, Inc. stated that Chestnut Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chestnut Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chestnut Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiCicco Gulman & Company LLP

Woburn, Massachusetts
March 2, 2015

Rule 15c3-3 Exemption Report
December 31, 2014

Chestnut Securities, Inc.

In accordance with the FINRA membership agreement applicable to Chestnut Securities, Inc. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Albert A. Holman III
President
March 2, 2015

Rule 15c3-3 Exemption Report
December 31, 2014

Chestnut Securities, Inc.

In accordance with the FINRA membership agreement applicable to Chestnut Securities, Inc. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

____
Albert A. Holman III
President
March 2, 2015

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Chestnut Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 , which were agreed to by Chestnut Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chestnut Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Chestnut Securities, Inc.'s management is responsible for Chestnut Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco Gulman + Company LLP

Woburn, Massachusetts
March 2, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1424********************MIXED AADC 220
048226 FINRA DEC
CHESTNUT SECURITIES INC
1 FINANCIAL CTR 24TH FL
BOSTON MA 02111-2621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 3,789.23
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 31, 2014 (Date Paid)	(1,493.62)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	2,295.61
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,295.61
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 2,295.61	
H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALBERT A. HOLMAN, III
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 20th day of FEBRUARY, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,515,693.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,515,693.00
2e. General Assessment @ .0025	$ 3,789.23
	(to page 1, line 2.A.)